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June 22, 2023

VIA EDGAR AND ELECTRONIC MAIL

Christina Chalk

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Diversified Healthcare Trust (“DHC” or the “Company”)
PRRN14A Revised Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”)
Filed on June 15, 2023 by Flat Footed LLC and Marc Andersen (together “Flat Footed”)
SEC File No. 001-15319

Dear Ms. Chalk:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated June 21, 2023 (the “Staff Letter”), with regard to the above-referenced Proxy Statement filed by Flat Footed. We have reviewed the Staff Letter with Flat Footed and provide the following responses on its behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

PRRN14A filed June 15, 2023

Reasons for the Solicitation, page 6

1.	We note the reference to an alternate acquisition proposal for DHC valued at $4.00 per share in May 2022. Since your disclosure unfavorably compares the current merger price to that proposal, expand to discuss the material contingencies to the May 2022 proposal. For example, we understand that it was conditioned on the contemporaneous acquisition of another entity managed by RMR and was further subject to due diligence.

Flat Footed acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 6 of the Proxy Statement.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

June 22, 2023

2.	We note the following assertion on page 7 of the revised proxy statement relating to RMR's fee arrangements: "At the same time, RMR will continue to collect significant fees as the external manager for the post-Merger entity. Over the past four years alone, RMR has collected over $300 million in pure-profit management fees from OPI and DHC combined –– despite the woeful performance of both companies. Moreover, since a substantial part of these fees are calculated on enterprise value and construction costs –– not profitability or equity value –– RMR appears perversely incentivized to maximize debt and spending: which we believe are the primary reasons why DHC faces near-term challenges today." Revise to balance this statement by describing how RMR's fees are partially tied to DHC's stock performance.

Flat Footed acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 7 of the Proxy Statement.

Additional Participant Information, page 18

3.	We note the new disclosure on page 18 added in response to comment 2 in our last letter. Revise here and in Flat Footed's Schedule 13D, as amended, to disclose the specific unsecured notes of DHC that Flat Footed owns and the applicable maturity dates for each series.

Flat Footed acknowledges the Staff’s comment and has revised the Proxy Statement accordingly, and will include corresponding disclosure in an amendment to its Schedule 13D. Please see page 18 of the Proxy Statement.

4.      See our last comment above and Item 5 of Schedule 14A. Expand the disclosure to more fully explain the participants' interests in the solicitation and the merger, given their ownership of DHC unsecured notes with an approximate aggregate principal amount of $154,821,275. Your expanded disclosure should address how their interests are different from those of equity shareholders of DHC, and should note the size of your equity versus debt interest in the company. To the extent that Flat Footed or other participants in this solicitation may seek to leverage their debt holdings to increase their equity stake in DHC in the future, this should be disclosed, as should any other potential plans, such as advocating for asset sales. Your expanded discussion should specifically describe how the interests of debt holders and equity holders may differ.

Flat Footed acknowledges the Staff’s comment and has revised the Proxy Statement to include expanded disclosure on the matters addressed by the Staff’s comment. Please see page 18 of the Proxy Statement.

General

5.	We understand that Flat Footed issued a press release on May 23, 2023 which was not filed on EDGAR and did not include the Rule 14a-12 "legend" required by Rule 14a-12(a)(1). Please explain in your response letter why the May 23, 2023 press release was not filed on EDGAR and why it did not include the Rule 14a-12 legend. See Rule 14a-6(o). To the extent that you believe Flat Footed was entitled to rely on an exemption from the proxy rules, please identify the exemption claimed and describe the specific facts which you believe support Flat Footed's reliance upon it.

June 22, 2023

Flat Footed acknowledges the Staff’s comment and respectfully advises the Staff that the press release issued by Flat Footed on May 23, 2023 (the “Press Release”) was not filed with the Commission and did not include the Rule 14a-12 “legend” because Flat Footed believes it was not engaged in a “solicitation” at the time the Press Release was issued and the Press Release was not intended to serve as “soliciting material”, under Rule 14a-12. Rule 14a-12 requires the filing of “soliciting materials” and that certain information be included in such materials with respect to a “solicitation” made before furnishing shareholders with a proxy statement. The terms “solicit” and “solicitation” as defined under Rule 14a-1 include:

(i)	Any request for a proxy whether or not accompanied by or included in a form of proxy;
(ii)	Any request to execute or not to execute, or to revoke, a proxy; or
(iii)	The furnishing of a form of proxy or other communication to security holders under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy.

Flat Footed published the Press Release as a concerned shareholder of the Company in the ordinary course of its investment, and had not at that time determined to solicit proxies from shareholders of the Company in opposition to the proposed Merger. Accordingly, the Press Release was not intended to serve as soliciting material. Further, Flat Footed neither mentioned nor requested that shareholders execute or revoke any proxy in the Press Release, nor did Flat Footed believe that the Press Release could be reasonably calculated to result in the procurement, withholding or revocation of a proxy from shareholders.

*   *   *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Andrew Freedman

Andrew M. Freedman

cc:	Marc Andersen, Flat Footed LLC Sean O’Donnell and Christopher Carty, Herrick, Feinstein LLP Kenneth Mantel, Olshan Frome Wolosky LLP